Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, September 1, 2020

FAIRFAX ANNOUNCES
RESET DIVIDEND RATE ON ITS SERIES G PREFERRED SHARES
AND
QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES
AND
QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has determined the fixed dividend rate on its Cumulative 5-Year Rate Reset Preferred Shares, Series G (the “Series G Shares”) (TSX: FFH.PR.G) for the five years commencing October 1, 2020 and ending September 30, 2025. The fixed quarterly dividends on the Series G Shares during that period, if and when declared, will be paid at an annual rate of 2.962% (C$0.185125 per share per quarter).

Holders of Series G Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on September 15, 2020, to convert all or part of their Series G Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series H (the “Series H Shares”) (TSX: FFH.PR.H), effective September 30, 2020. The quarterly floating rate dividends on the Series H Shares will be paid at an annual rate, calculated for each quarter, of 2.56% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the September 30, 2020 to December 30, 2020 dividend period for the Series H Shares will be 0.68282% (2.70900% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.17070 per share, payable on December 30, 2020.

Holders of Series H Shares also have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on September 15, 2020, to convert all or part of their Series H Shares, on a one-for-one basis, into Series G Shares, effective September 30, 2020. Holders of the Series H Shares who elect to convert their shares by the conversion deadline will receive Series G Shares effective September 30, 2020 and will be entitled to receive, if and when declared, the fixed-rate dividend as described above.

Holders of Series G Shares are not required to elect to convert all or any part of their Series G Shares into Series H Shares and holders of Series H Shares are not required to elect to convert all or any part of their Series H Shares into Series G Shares. Holders of the Series G Shares who do not elect to convert their shares by the conversion deadline will retain their Series G Shares and will receive the fixed-rate dividend as described above (subject to the automatic conversion features described below). Holders of the Series H Shares who do not elect to convert their shares by the conversion deadline will retain their Series H Shares and will receive the floating-rate dividend as described above (subject to the automatic conversion features described below).

As provided in the share conditions of the Series G Shares and the Series H Shares: (i) if Fairfax determines that there would be fewer than 1,000,000 Series G Shares outstanding after September 30, 2020, all remaining Series G Shares will be automatically converted into Series H Shares on a one-for-one basis effective September 30, 2020 and Fairfax will cause the return of all Series H Shares tendered for conversion into Series G Shares; and (ii) if Fairfax determines that there would be fewer than 1,000,000 Series H Shares outstanding after September 30, 2020, all remaining Series H Shares will be automatically converted into Series G Shares on a one-for-one basis effective September 30, 2020 and Fairfax will cause the return of all Series G Shares tendered for conversion into Series H Shares.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

There are currently 7,432,952 Series G Shares and 2,567,048 Series H Shares outstanding. The Series G Shares and the Series H Shares are listed on the Toronto Stock Exchange under the trading symbols “FFH.PR.G” and “FFH.PR.H”, respectively.

Fairfax also announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	September 30, 2020	September 15, 2020
Series D	0.21456	September 29, 2020
Series E	0.198938	September 30, 2020
Series F	0.15218	September 29, 2020
Series G	0.207375	September 30, 2020
Series H	0.17738	September 29, 2020
Series I	0.23175	September 30, 2020
Series J	0.19566	September 29, 2020
Series K	0.291938	September 30, 2020
Series M	0.312688	September 30, 2020

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the September 30, 2020 to December 30, 2020 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.83153	3.29900	0.20788
Series F	0.58199	2.30900	0.14550
Series J	0.75591	2.99900	0.18898

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at
(416) 367-4941